Exhibit 12(a)

General Electric Company

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)	Six months ended June 30, 2010 (Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$6,760
Plus:
Interest and other financial charges included in expense(b)	8,333
One-third of rental expense(c)	286

Adjusted “earnings”	$15,379

Fixed Charges:
Interest and other financial charges included in expense(b)	$8,333
Interest capitalized	20
One-third of rental expense(c)	286

Total fixed charges	$8,639

Ratio of earnings to fixed charges	1.78

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.